Exhibit 12.1
The Timken Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six
	Months Ended	Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004
Income (loss) from continuing operations before tax	$(89,140)	$425,596	$282,257	$254,234	$346,538	$199,779
Share of undistributed losses from 50%-or-less owned affiliates, excluding affiliates with guaranteed debt	1,273	(1,418)	1,320	5,696	4,762	5,462
Amortization of capitalized interest	1,323	1,839	1,406	1,228	1,204	1,352
Interest expense	16,965	44,934	42,684	49,387	51,585	50,834
Interest portion of rental expense	4,341	9,006	7,854	5,289	3,640	1,866

Earnings	$(65,238)	$479,957	$335,521	$315,834	$407,729	$259,293

Interest	$18,171	$47,888	$48,384	$52,668	$52,205	$51,375
Interest portion of rental expense	4,341	9,006	7,854	5,289	3,640	1,866
Interest expense relating to guaranteed debt of 50%-or-less owned affiliates	—	—	—	—	—	106

Fixed Charges	$22,512	$56,894	$56,238	$57,957	$55,845	$53,347

Ratio of Earnings to Fixed Charges (1)	—	8.44	5.97	5.45	7.30	4.86

(1)	Earnings were insufficient to cover fixed charges by approximately $87.8 million for the six months ended June 30, 2009; accordingly, no ratio is presented for such period.